

January 20, 2011

David Gao, Chief Executive Officer
BMP Sunstone Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, PA 19462

> **Re: BMP Sunstone Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File: 001-32980**
> **Filed on March 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **File: 001-32980**
> **Filed on April 1, 2010**

Dear Mr. Gao:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Assistant Director
John Reynolds